

July 26, 2013

Via E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re:** **Marrone Bio Innovations, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 22, 2013**
> **File No. 333-189753**

Dear Dr. Marrone:

We have reviewed your response to our letter dated July 19, 2013 and have the following additional comments.

Recent Developments, page 8

1. We note your response to our previous comment 2 details the items still outstanding that are holding open the quarter end close process, including reviewing revenue and cost of revenue calculations, finalizing monthly accruals, analyzing the effect on its financial position and results of operations of events that occurred subsequent to March 31, 2013 as disclosed within the prospectus, and obtaining updated fair value calculations. Please expand your disclosure here to include not only disclosure similar to the information contained in your response, but the specific items that have not been finalized including the reasons why these have not been finalized and when you expect these to be finalized.

Use of Proceeds, page 36

2. You state that the estimated net proceeds of the offering will be $56.5 million based on the mid-point of the range disclosed on the cover page. In your discussion of how you intend to use the proceeds, you only quantify the potential use of up to $28 million of the net proceeds. Please revise to state the approximate amount of the net proceeds intended to be used for each of the purposes identified in this section. To the extent that you have no current specific plan for the net proceeds, or a significant portion of the net proceeds, please revise to include a statement to that effect.

Capitalization, page 38

3. We note that the conversion price of your convertible securities varies based upon the initial public offering price of your shares. You currently estimate that the per share offering price will be between $14.00 and $17.00. In preparing your pro forma estimates, you have assumed an initial public offering price of $15.50, the midpoint of the range. When a transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations should be made that give effect to the range of possible results. In view of the importance of the per share offering price to your pro forma estimates, please expand your disclosures to also provide pro forma estimates at the minimum and maximum limits of the range.

Employee Benefit and Stock Programs, page 104

4. Refer to the disclosures regarding the Marrone Bio Innovations, Inc. Stock Option Plan. We note that the narrative included in Amendment 1 stated that, as of February 25, 2010, a total of 4,500,000 common shares had been authorized for issuance and that 3,174,283 common shares were issuable upon exercise of outstanding options granted under the 2006 plan as of March 31, 2013. The narrative included in this document states that a total of 14,338,251 common shares had been authorized for issuance and that 1,011,415 common shares were issuable upon exercise of outstanding options granted under the 2006 plan. The revision of issuable shares to 1,011,415 appears to accurately reflect the 1 for 3.138458 reverse split that you describe on page 11. The revision of shares authorized for issuance to 14,338,251 shares, does not. In fact it appears to reflect an actual stock split as opposed to a reverse split. Please revise this figure as appropriate and recheck your calculations throughout the filing. Alternatively, please tell us why you believe that shares authorized for issuance are correctly stated.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note that your reverse stock split will be effective immediately prior to completion of the offering. This reverse split should be retrospectively reflected in the financial statements, selected financial data and elsewhere throughout the filing. If the transaction prevents the auditor from expressing an opinion on the financial statements at the time of filing, we will not object to the filing of a "draft report" in the form that it will be expressed at effectiveness. In this case, the draft report should be accompanied by a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. No registration statement can be declared effective until the preface is removed and the accountant's report finalized.

Condensed Consolidated Balance Sheets as of March 31, 2013, page F-38

6. Please revise the presentation to include the pro forma number of shares of common stock.

Note 1   Summary of Business, page F-42

7. In your discussion of the pro forma balance sheet, you state that you are in the process of determining the accounting impact of certain transactions and that you have engaged a third-party valuation firm to assist with estimating the fair values of applicable components of these transactions. Please confirm that the fair value analyses will be completed prior to effectiveness. If completion of the valuation process results in material changes to the financial statements, please note that we will require additional time to review and assess the impact of these changes.

8. Please note that, if you elect to attribute statements regarding fair value measurements to a third-party valuation firm, the firm should be identified and the filing of their written consent is required pursuant to Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K. For guidance, please refer to Question 233.02 in the Securities Act Rules Compliance and Disclosure Interpretations.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. Please provide a currently dated consent from the independent registered public accounting firm in your next amendment.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Charles S. Farman, Esq.
        Morrison & Foerster LLP